As filed with the Securities and Exchange Commission on May 11, 2007	Reg. No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VoIP, Inc.
(Exact name of registrant as specified in its charter)

Texas	75-2785941
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

151 So. Wymore Rd., Suite 3000
Altamonte Springs, Florida 32714
(Address of principal executive offices)

VoIP, Inc. 2006 Equity Incentive Plan
Compensation Agreements between the Company and Certain Executive Officers
Consulting Agreements between the Company and Certain Individuals
VoIP, Inc. Stock Grant Plan

(Full title of plans)

Anthony J. Cataldo
Chief Executive Officer,
151 So. Wymore Rd., Suite 3000
Altamonte Springs, Florida 32714
(Name and address of agent for service)

(407) 389-3232
(Telephone number, including area code of agent for service)

Copies of all communications, including all communications sent to agent for service to:

Marc J. Ross, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10018
Phone:  (212) 930-9700
Facsimile:  (212) 930-9725

CALCULATION OF REGISTRATION FEE
Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offereing Price per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock ($0.001 par value)	900,000(2)	$0.17	$153,000	$4.70

Common Stock ($0.001 par value)	1,660,606(3)	0.17	282,303	8.67

Common Stock ($0.001 par value)	550,000(4)	0.17	93,500	2.87

Common Stock ($0.001 par value)	20,000,000(5)	0.17	3,400,000	104.38

Common Stock ($0.001 par value)	2,000,000(6)	0.17	340,000	10.44

Common Stock ($0.001 par value)	10,000,000(7)	0.17	1,700,000	52.19

Totals	35,110,606	$0.17	$5,968,803	$183.24

(1)
Estimated solely for the purpose of determining the amount of registration fee and pursuant to Rules 457(c) and 457(h) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), based on the average of the closing bid and ask prices of the Company's common stock on the Over-the-Counter Bulletin Board on May 9, 2007.

(2)	Represents shares issued to directors of the Company pursuant to the VoIP, Inc. Stock Grant Plan.

(3)	Represents shares of the Company’s common stock to be issued to Yenny Herman pursuant to a consulting contract between the Company and Mr. Herman.

(4)	Represents shares of the Company’s common stock to be issued to Gary Post, a current member of the Company’s board of directors, pursuant to a consulting contract between the Company and Mr. Post.

(5)
Represents 10,000,000 shares of the Company’s common stock to be issued to Anthony Cataldo pursuant to an employment agreement between the Company and Mr. Cataldo, and 10,000,000 shares to be issued to Shawn Lewis pursuant to an employment agreement between the Company and Mr. Lewis.

(6)	Represents 2,000,000 shares of the Company’s common stock to be issued to Robert Staats pursuant to an employment agreement between the Company and Mr. Staats.

(7)	Includes shares of our common stock issuable pursuant to the Company’s 2006 Equity Incentive Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This Registration Statement relates to two separate prospectuses.

Section 10(a) Prospectus: Items 1 and 2, from this page, and the documents incorporated by reference pursuant to Part II, Item 3 of this prospectus, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act").

Reoffer Prospectus: The material that follows Item 2, up to but not including Part II of this Registration Statement, of which the reoffer prospectus is a part, constitutes a "reoffer prospectus," prepared in accordance with the requirements of Part I of Form S-3 under the Securities Act. Pursuant to Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resales of common shares which are deemed to be "control securities" or "restricted securities" under the Securities Act that have been acquired by the selling shareholders named in the reoffer prospectus.

Item 1. Plan Information.

The documents containing the information specified in Item 1 will be sent or given to participants in the Plan as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Such documents are not required to be and are not filed with the Securities and Exchange Commission (the "SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) Prospectus), other documents required to be delivered to eligible employees, non-employee directors and consultants, pursuant to Rule 428(b) are available without charge by contacting:

Anthony Cataldo, VoIP, Inc., Chief Executive Officer, 151 So. Wymore Road, Suite 3000, Altamonte Springs, Florida 32714 (407) 389-3232.

* Information required by Part I to be contained in Section 10(a) prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act of 1933, and Note to Part I of Form S-8.

 PROSPECTUS

33,450,000 Shares of Common Stock

VOIP, INC.
COMMON STOCK $0.001 PAR VALUE PER SHARE

This reoffer prospectus relates to 33,450,000 shares of our common stock, par value $0.001 per share, that may be offered and resold from time to time by certain eligible participants and existing selling shareholders including (i) 22,000,000 shares of our common stock to be issued to certain of our officers pursuant to their employment agreements, as amended; (ii) 550,000 shares of our common stock to be issued to a consultant to our company (who is also a board member) pursuant to his consulting agreement; (iii) 900,000 shares of our common stock issued to certain of our directors pursuant to our VoIP, Inc. Stock Grant Plan; and (iv) up to 10,000,000 shares of our common stock issuable pursuant to our 2006 Equity Incentive Plan. Eligible participants in our 2006 Equity Incentive Plan consist of employees, directors, officers and consultants. We have not granted any awards under our 2006 Equity Incentive Plan to any eligible participants who are affiliates of our company (as defined in Rule 405 under the Securities Act). If, subsequent to the date of this reoffer prospectus, we grant any awards under the 2006 Equity Incentive Plan to any eligible participants who are affiliates of our company (as defined in Rule 405 under the Securities Act), Instruction C of Form S-8 requires that we supplement this reoffer prospectus with the names of such affiliates and the amounts of securities to be reoffered by them as selling stockholders. Selling shareholders consist and will consist of those eligible participants who are affiliates of our company (as defined in Rule 405 of the Securities Act). It is anticipated that the selling shareholders will offer common shares for sale at prevailing prices on the OTC Bulletin Board on the date of sale in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." We will receive no part of the proceeds from sales made under this reoffer prospectus. The selling shareholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling shareholders will be borne by us. We have not previously registered the offer and sale of the shares to the selling stockholders.

Our common stock is listed on the OTCBB under the symbol "VOII." The last reported sale price for our common stock on May 10, 2007 was $0.164 per share.

Our principal executive office is located at 151 So. Wymore Road, Suite 3000, Altamonte Springs, FL 32714. Our telephone number there is (407) 389-3232.

INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE
"RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission (the "Commission") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 11, 2007.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “risk factors” section, the financial statements and the secured convertible notes to the financial statements.

Overview

We were incorporated under the laws of the State of Texas on August 3, 1998, under our original name of Millennia Tea Masters. In February 2004 we exchanged 12,500,000 shares for the assets of two start-up telecommunication businesses, eGlobalphone, Inc. and VoIP Solutions, Inc. We changed our name to VoIP, Inc., in April 2004. We consummated the acquisitions of DTNet Technologies, a hardware supplier, and VoIP Americas, an interconnected Voice-over-Internet-Protocol (“VoIP”) related company, in June and September, respectively, of 2004. We decided to exit our former tea business in December 2004, and focus our efforts and resources in the VoIP telecommunications industry. In May 2005 we completed the acquisition of Caerus, a VoIP carrier and service provider, and in October 2005 we purchased substantially all of the VoIP related assets of WQN, Inc. (“WQN”). In April 2006, we sold DTNet Technologies to our former Chief Operating Officer.

We are an emerging global provider of wholesale long-distance and local telephone services through our VoIP network (called the VoiceOne Network). VoIP is the real time transmission of voice communications in the form of digitized "packets" of information over the public Internet or our own private network, similar to the way in which e-mail and other data is transmitted. Our services allow customers to communicate at significantly reduced costs compared to traditional telephony networks, using our softswitches that connect calls over different phone lines entirely by software run on a computer system. We are a certified Competitive Local Exchange Carrier (“CLEC”) and InterExchange Carrier (“IXC”).

Since 2004 we have developed our business through strategic acquisitions, as noted in the second preceding paragraph. These acquisitions, and our subsequent VoIP-related technological enhancements, have provided us with important technology, intellectual capital and VoIP expertise, trade names, domain names, VoIP enhanced service applications, key business relationships and revenues. We own our network and technology, and provide a portfolio of advanced telecommunications technologies, enhanced service solutions, and broadband products to the VoIP industry. Our current and targeted customers include CLECs, IXCs, Internet Service Providers (“ISPs”), cable operators, and VoIP service providers in the United States and various countries around the world.

Our goal is to become the premier enabler for packet communication services for carriers (portal and ISP), service providers and cable operators seeking to offer value-added voice, data and enhanced services products using VoIP technology.

Our Business Segments

Our business was previously divided into three primary segments: (1) telecommunications, which consists of consumer and wholesale telecommunication services provided through our propriety VoIP network and technology; (2) wholesale sales of VoIP hardware and broadband components; and (3) the wholesaling of prepaid calling cards. We recently sold businesses comprising our hardware sales and prepaid calling card segments.

Our Technology and Network

Our proprietary softswitch technology was developed in-house using protocol agnostic architecture, enabling virtually any network protocol, from legacy switches to the latest Multi-Protocol Label Switching (“MPLS”) standards, to communicate with our softswitches. Prior to softswitches, existing legacy technology used hardware such as physical switches to route calls. Our technology approach enables us to integrate our network directly into the public switched telephone networks, with more limited capital expenditure costs.

Based on Microsoft .NET technology, we believe that integration to the enterprise desktop will drive market acceptance and use of our advanced services. Our network currently supports its own media gateways, softswitch controller, unified messaging systems, voicemail, media trans-coding and many other integral parts of a complete solution. Using our web interfaces, our customers also have the management tools needed for provisioning and maintenance of their services.

Our network operations center (“NOC”) located in Orlando, Florida, is a fully staffed, 24x7x365 operation. From the NOC we monitor all aspects of the technical environment, from our nationwide OC-12 backbone to network routers, SIP proxies and numerous routing gateways, softswitches and other aspects of our VoIP infrastructure. Fully redundant technologies are deployed in a scalable network environment that we believe will enable us to compete in the demanding IP telephony marketplace. Our network incorporates an advanced MPLS architecture which provides services to carriers and other service providers. Our network features direct interconnection facilities with multiple RBOCs, CLECs, IXCs, service providers, cable operators, wireless carriers and resellers. We also operate a smaller combination Time Division Multiplexing (“TDM”)/IP network located in Dallas, Texas.

Products and Services

Our telecommunications products and service offerings target VoIP wholesale customers, CLECs, IXCs, ISPs, cable operators and other providers of telephony services in the United States and various countries around the world. We also sell VoIP products such as EasyTalk and Rocket VoIP that are targeted at individual consumers.

Call Termination

We charge our wholesale customers minute-based fees to terminate calls on our network. We pay termination fees when it is necessary to route calls from our network to other networks for termination. Our revenues and profit margins on those revenues are a function of the number and duration of calls handled by our network and what we charge and pay to handle this traffic.

U.S. call termination takes place either on our network or that of one of our network partners to which we route traffic. Our international termination product features direct routes and connections established to many international voice carriers worldwide. Carriers use complex least-cost-routing algorithms that direct traffic to the lowest cost carrier. We are attempting to establish a competitive cost structure through the efficiencies of our network design, the completion and implementation of our own least-cost routing algorithms, and through current and future partnerships with key off-net and niche providers. Revenues generated from these services for the year ended December 31, 2006, substantially all of which were derived from one customer, amounted to $5.7 million or 39% of our consolidated revenues during this period.

VoiceOne Carrier Direct

We are in the early stages of implementing our VoiceOne Carrier Direct program which we believe will enable us to develop a significant facilities-based, carrier customer base. We believe that carriers that want to offer VoIP services have essentially three options: create their own internal VoIP capabilities, acquire a VoIP carrier, or partner with a VoIP carrier. The first two of these options are typically expensive and time consuming, both initially and with respect to ongoing system maintenance. With respect to the third option, our VoiceOne Carrier Direct is a partner program for carriers that provide them with our technology to IP-enable their TDM networks. With this program the carriers receive our equipment and expertise, enabling them to rapidly enter the VoIP services market without making significant capital expenditures. Because our technology is protocol agnostic, by implementing the VoiceOne Carrier Direct program we believe our customers can avoid modifications to their TDM networks and the operability issues that can plague the interface of legacy systems with IP technology. We interface our customers' TDM systems to our VoIP network. We do not charge the carriers for equipment that includes softswitch technology, a media gateway, a service creation environment, a multi-protocol label switching network and access to our products and services. In return for our equipment and expertise, the facilities based carrier pays us fees to terminate calls on our network and for other services such as Hosted IP Centrex and local inbound. We anticipate that this strategy will be attractive to the carriers since it provides them with a new group of customers and revenue sources without requiring them to modify their legacy systems or expend capital. Once the carriers are part of our Carrier Direct Program, we can obtain revenues from calls the carriers terminate on our network, and can terminate calls on their network. Through December 31, 2006 we had not generated any significant revenues from our VoiceOne Carrier Direct program.

Click-to-Call

In November 2006 we introduced Click-to-Call, which involves initiating phone calls from computers without dialing. This technology is currently used as a sales lead generator in online ads. From a web site, users type in the desired service (flowers, pizza, etc.) along with their zip code. Once a service provider is located and selected, the user then enters their phone number, clicks “call” on the web site, and their phone will ring connecting them to the service provider. We receive minute-based revenue for each call carried on our network. Through March 31, 2007 revenues from our Click-to-Call program were nominal.

EasyTalk

EasyTalk, our automated number identification (“ANI”) retail product, marketed through our website, is a long distance service with “ease of use” features for consumers. We believe that EasyTalk is a step beyond calling cards. Our network is programmed to automatically recognize our customers' phone numbers and to provide callers from these numbers immediate access to long-distance services. No calling card or PIN number is required. Consumer features include PIN-less dialing, fast *1 recharge of the service, speed dial, and quick query of current balance. As of March 31, 2007 we had approximately 25,000 EasyTalk customers, and revenues generated from this product offering amounted to approximately $1.2 million for the three months ended March 31, 2007.

Rocket VoIP

Our Rocket VoIP retail product allows customers to use, through a media terminal adapter we provide, their high speed Internet connection to place local, long distance and international calls. As of December 31, 2006 we had approximately 3,000 Rocket VoIP customers, and revenues generated for this product offering were nominal for the three months ended March 31, 2007.

Other Products

We also sell various PIN and ANI products to consumers via our website.

Strategy

Our objective is to provide reliable, scalable, and competitively-priced worldwide VoIP communication services with unmatched quality. We plan to achieve this objective by delivering innovative technologies and services while balancing the needs of our customers with the needs of our business. We intend to bring high quality voice products and services, at an affordable price, to other communication providers, businesses and residential consumers to enhance the ways in which these customers communicate with the rest of the world. Recognizing that basic voice service is a commodity item that does not drive significant profits, we plan to provide basic services to customers that will lead into margin expansion as more advanced features are offered on our network, including initiating phone calls from computers without dialing (click-to-call technology), checking voicemail, faxes, and emails from a single computer in-box (unified messaging), providing audio and video teleconferencing, and offering VoIP services with leased lines.

Specific strategies to accomplish this objective include:

•	building our carrier/service provider customer base through aggressive marketing of our VoiceOne Carrier Direct program;

•	completing the expansion of our network (currently in process);

•	capitalizing on our technological expertise to introduce new products, services and features;

•	customizing our service offerings for the purpose of pursuing strategic partnerships with major customers and suppliers;

•	offering the best possible service and support to our customers;

•	developing additional distribution channels;

•	expanding our market share for our retail calling services;

•	increasing our customer base by introducing cost-effective solutions to interconnect with our network; and

•	controlling operating expenses and capital expenditures.

Competition

We compete primarily in the market for enhanced IP communications services. This market is highly competitive and has numerous service providers. The market for enhanced Internet and IP communications services is new and rapidly evolving. We believe that the primary competitive factors determining success in the Internet and IP communications market are:

•	quality of service;

•	breadth and depth of service offerings;

•	ability to custom create innovative solutions;

•	the ability to meet and anticipate customer needs through multiple service offerings and feature sets;

•	responsive customer care services; and

•	price.

Future competition could come from a variety of companies both in the Internet and telecommunications industries. These industries include major companies who have greater resources and larger customer bases than we have, and have been in operation for many years. We also compete in the growing market of discount telecommunications services including "pure play" VoIP service providers, prepaid calling cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, including instant messaging, PC-to-PC and PC-to-Phone services, and broadband phone services.

Some competitors may be able to bundle services and products that are not offered by us together with enhanced Internet and IP communications services, which could place us at a significant competitive disadvantage. Many of our competitors enjoy economies of scale that can result in lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry. At the same time, we see these potential competitors as potential customers, and have organized our various reseller and service provider products and services to meet the emergent needs of these companies.

Our primary competitors include:

•  carriers operating in the U.S. and abroad, including Level 3, Global Crossing, Cogent Communications Group, Inc., XO Holdings, Inc., US LEC Corporation, Pac-West Telecomm, Inc.; and

•  subscriber based service provider competitors, including Vonage, Packet8, DeltaThree, SunRocket, Time Warner, Comcast and Net2phone.

Intellectual Property

We have developed several important intellectual property features. VoiceOne has developed and the network provides an E911 solution to comply with the FCC's recent order imposing E911 requirements on VoIP service providers. VoiceOne's 911 service is known as Enhanced E911. A key feature of the E911 service is that it can route emergency calls for the customer whose location is constant as well as the customer who often moves the location of his VoIP device. Customers can update their location information in real time, so that their 911 call will be delivered to the appropriate PSAP in the new location. To further support the FCC 911 mandate, we have applied for a patent for our 911 compliant VoIP Multimedia Terminal Adaptor.

We have developed Pathfinder as a "cascading provisioning server" feature for deployment of zero-touch hardware deployment and is a new development that is exclusive to our platform. The system allows each device to auto-provision without any customer interaction even in situations where there are multiple levels of resellers to distribute the product to their customers (to any number of resale levels). This allows for installations without any customer service or technical support time spent in configuration issues.

Regulation

We are currently both a value added service provider and a provider of interconnected Voice over Internet Protocol (“VoIP”) services as that term is defined under federal law. The integration and softswitch portions of our business are expected to remain unthreatened by traditional common carrier regulation in major nations in which we expect to do business. Our telecommunications service offerings may potentially experience regulatory pressures as the United States makes changes in its telecommunications law to encompass interconnected VoIP services. The imposition of government regulation on our business could adversely affect our operations by requiring additional expense to meet compliance requirements and subject us to additional fees and surcharges that are currently applicable to providers of legacy telecommunications services.

The FCC regulates interstate and international telecommunications services. The FCC imposes extensive regulations on common carriers such as ILECs that have some degree of market power. The FCC imposes less regulation on common carriers without market power, such as the Company. The FCC permits these non-dominant carriers to provide domestic interstate services (including long-distance and access services) without prior authorization; but it requires carriers to receive an authorization to construct and operate telecommunications facilities and to provide or resell telecommunications services between the United States and international points. Under the Telecommunications Act of 1996 (the "1996 Act"), any entity, including cable television companies and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. The 1996 Act opened the local services market by requiring ILECs to permit interconnection to their networks.

The FCC has to date treated Internet service providers (“ISPs”) as "enhanced service providers," exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax and other requirements may apply to the provision of Internet access services.

There are a number of regulatory proceedings underway or being considered by federal and state authorities, including the Federal Communications Commission, or FCC, and state regulatory agencies that could potentially impact providers of interconnected VoIP services, like us. Currently, providers of interconnected VoIP services are largely unregulated in the United States particularly when compared to providers of traditional telecommunications services. On March 10, 2004, the FCC adopted a Notice of Proposed Rulemaking, which will address a variety of issues concerning the regulatory treatment of VoIP telephony. We cannot predict the outcome of this proceeding. Should the FCC adopt additional regulations that would be applicable to interconnected VoIP providers like us, our costs of doing business would likely increase and would make our services less competitive with traditional providers of telecommunications services.

In November 2004, the FCC ruled that the interconnected VoIP services of a particular company are jurisdictionally interstate and not subject to state certification, tariffing and most other state telecommunications regulations. The FCC ruling was upheld on appeal. We believe that our interconnected VoIP service is substantially similar to the one the FCC ruled on and that our service would also be considered interstate and free from state regulation.

In June 2006, the FCC determined that providers of interconnected VoIP services must contribute to the federal Universal Service Fund, or USF. For a period of at least two quarters beginning October 1, 2006, we will be required to contribute to the USF for its subscribers' retail revenues as well as through its underlying carriers' wholesale charges. The impact of this obligation is to either increase prices for our services to our customers or to reduce our profit margin. This could have a material adverse effect on our financial position, results of operations and cash flows. The FCC Order applying USF contributions to interconnected VoIP providers is currently under appeal and the FCC continues to evaluate alternative methods for assessing USF charges, including imposing an assessment on telephone numbers. The outcome of these proceedings cannot be determined at this time.

Interconnected VoIP providers, like us, are required to offer the 911 emergency calling capabilities similar to those available to subscribers of traditional switched phone lines. We were also required to distribute stickers and labels warning customers of the limitations associated with accessing emergency services through an interconnected VoIP service, as well as to notify and to obtain affirmative acknowledgement from customers that customers were aware of the differences between the emergency calling capabilities offered by interconnected VoIP providers as compared to traditional, wireline providers of telephone service. These requirements pertain to our Rocket VoIP customers described on page 7. The FCC's Enforcement Bureau released an order stating that the Enforcement Bureau will not pursue enforcement against interconnected VoIP providers that have received affirmative acknowledgement from at least 90% of their subscribers, which we have received.

Like many interconnected VoIP providers, we cannot offer VoIP E911 services that route emergency calls in a manner consistent with the FCC rules for all of its customers. We are addressing this issue with our VoIP E911 solution providers. The FCC may determine that our VoIP E911 solution for certain customers does not satisfy the requirements of the VoIP E911 order because, in some instances, Volo will not be able to connect subscribers directly to a PSAP. Volo recently received correspondence from the FCC requesting additional information about its 911 compliance. We understand that a number of interconnected VoIP providers received similar correspondence. We cannot predict what action the FCC may take after reviewing our responses. Should the FCC engage in any type of enforcement action, such as disconnecting customers, paying monetary fines, or any other type of enforcement action, such actions could have a material adverse effect on our financial position, results of operations and cash flows.

On August 5, 2005, the FCC unanimously adopted an order requiring interconnected VoIP providers, like the Company, to comply with the Communications Assistance for Law Enforcement Act, or CALEA. CALEA requires covered providers to assist law enforcement agencies in conducting lawfully authorized electronic surveillance. Under the FCC Order, interconnected VoIP providers will be required to comply with CALEA obligations by May 14, 2007 and make certain filings prior to that date. Consistent with the relevant rules, we are working with a third-party solution provider to devise a CALEA solution. Our failure to achieve compliance with any future CALEA orders, rules, filings or standards, or any enforcement action initiated by the FCC or other agency, state or task force against us could have a material adverse effect on our financial position, results of operations or cash flows.

The effect of any future laws and regulations on our operations cannot be determined.

This Offering

Shares of common stock outstanding prior to this offering	143,757,172(1)

Shares of common stock issuable upon issuance of shares and exercise of outstanding options which may be offered pursuant to this prospectus	33,450,000

Use of proceeds
We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus. We will receive proceeds to the extent that options issued to our 2006 Equity Incentive Plan are exercised for cash. We will use the exercise proceeds, if any, for working capital and general corporate purposes.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 11.

Over-The Counter Bulletin Board Stock Exchange Symbol	VOII.OB

(1) As of May 10, 2007. Does not include shares of common stock issuable upon exercise of outstanding options or warrants.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements within the meaning of Section 27A of Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, including statements regarding our expected financial position, business and financing plans. These forward looking statements reflect our views with respect to future events and financial performance. The words "believe," "expect," "plan" and "anticipate" and similar expressions identify forward looking statements. Although we believe that the expectations and assumptions reflected in such forward looking statements are reasonable, the expectations and assumptions may prove to be incorrect. Important factors that could cause actual results to differ materially from these expectations are disclosed in this prospectus. All subsequent written and oral forward looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by these cautionary statements. We caution readers not to place undue reliance on these forward looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

RISK FACTORS

RISKS RELATED TO OUR COMPANY

We are not in compliance with the terms of our secured loan agreement, and the note holders may accelerate the amounts due at any time.

We are not in compliance with certain covenants of the agreement for our secured loan from a lending institution, now held by a group of institutional investors (and formerly held by Cedar Boulevard Lease Funding LLC). The loan balance currently amounts to approximately $1.3 million. Because the investors have a security interest in all of our assets, they may choose to accelerate the loan payments at any time, which would have a significant adverse impact on our financial condition, and could impair our ability to continue as a going concern.

We are not in compliance with the terms of our convertible notes issued in July and October 2005, in January and February of 2006, and in October 2006, and in February 2007, and the note holders may accelerate the amounts due at any time.

The provisions of the convertible notes issued in July and October 2005, in January and February 2006, in October 2006 and in February 2007 provide that the failure to pay principal and interest timely and the failure to reserve and register the securities underlying the notes within the required time limit are events of default under the notes. We have not made scheduled payments of $316,081 under the 2005 notes and have not made scheduled payments of $1,613,772 under the 2006 notes. Also we have not reserved and registered all of these note shares and related warrant shares. The convertible note holders have not declared a default under the loan agreements. However, the amounts due under the notes could be accelerated and immediately due and payable, which would adversely affect our financial condition.

Because we failed to meet our obligations to reserve shares of common stock and to file registration statements required under the various subscription agreements related to certain of our note, warrant and common stock financings timely, we are accruing liquidated damages for breach of contract until such time as the reservation requirements are met and the registration statements are filed and are declared effective.

Pursuant to the subscription agreements under which certain investors purchased notes, common stock and warrants in 2005 and 2006, we agreed to reserve and register the securities purchased for resale by those investors under the Securities Act of 1933, as amended, within a specified time. Because we failed to comply with these requirements, we currently owe liquidated damages of $3,144,661 plus 1,535,219 shares of common stock, and will continue to incur liquidated damages amounting to $388,813 per month until  the reservation requirements are met and there are effective registration statements covering the notes and warrants. Because we are incurring substantial liquidated damages on a monthly basis, our failure to comply with the terms of the notes and warrants could continue to have an adverse effect on our financial position and our results of operations. We are currently contractually obligated to register approximately 242 million shares, warrants and options. There is no assurance that sufficient registration statements can be filed or declared effective by the SEC, in which case we would continue to be unable to satisfy our contractual obligations to register shares.

Our substantial debt could adversely affect our financial position, operations and ability to grow.

As of December 31, 2006, our total liabilities were approximately $37.9 million, most of which are classified as current. Our substantial indebtedness could have adverse consequences in the future. For example, it could:

•
Require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce amounts available for working capital, capital expenditures, research and development, and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Place us at a disadvantage compared to our competitors that may have less debt than we do;

•	Make it more difficult for us to obtain additional financing that may be necessary in connection with our business;

•	Make it more difficult for us to implement our business and growth strategies; and

•	Cause us to have to pay higher interest rates on future borrowings.

We need immediate additional capital to continue our operations.

Our operations currently require significant amounts of cash. We intend to continue to enhance and expand our network in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Also, our pursuit of new customers and the introduction of new products and/or services will require significant marketing and promotional expenses that we often incur before we begin to receive the related revenue. To date, our operations have consumed, rather than generated, cash. Our working capital and capital expenditure requirements have been met by sales of debt and equity securities. We need to raise additional capital to continue our operations. We may not be able to raise additional capital. If we are able to raise additional capital through the issuance of additional equity or debt, our current investors could experience further dilution. We need to raise additional debt or equity capital imminently to provide the funds necessary to repay or restructure our debt and continue operations. If unsuccessful, or if the note holders declare the Company's notes in default, we may not be able to continue operations.

We have experienced significant changes in our top management.

On September 12, 2006, we underwent a reorganization of our executive management. Accordingly, Mr. Anthony J. Cataldo was appointed Chief Executive Officer and Chairman, replacing Mr. Gary Post, who himself replaced a former Chief Executive Officer on May 19, 2006. Mr. David Ahn, Vice President Corporate Planning, also left the Company effective September 12, 2006. On May 19, 2006, Mr. Robert V. Staats was appointed Chief Accounting Officer, and Mr. David Sasnett resigned as Chief Financial Officer. On July 28, 2006, Mr. Shawn M. Lewis was appointed Chief Operating Officer in addition to Chief Technology Officer. Although the board of directors believes that these management changes are in our best interests and that the new management will have a positive impact, significant personnel changes may have the effect of disrupting our day-to-day operations until such time as the new management is integrated and fully informed with respect to our business and operations.

We may incur goodwill and intangible asset impairment charges.

Our balance sheet at December 31, 2006 includes approximately $21.2 million in goodwill and approximately $11.5 million in other intangible assets recorded in connection with our acquisitions. We recorded significant additional amounts of goodwill and intangible assets as a result of our acquisition in October 2005 of substantially all of the assets relating to the VoIP business of WQN, and as a result of our acquisition in May 2005 of Caerus and its subsidiaries.

In accordance with SFAS 142, we test the carrying value of our goodwill and our other intangible assets for impairment at least annually by comparing the fair values of these assets to their carrying values. During the year ended December 31, 2005 we recorded an impairment charge to our operating results of approximately $4.2 million relating to goodwill previously recorded for an acquisition. During the year ended December 31, 2006, we recorded an impairment charge to operating results of $839,101 as a result of selling our interest in our subsidiary, DTNet Technologies, in April 2006. These charges reduced the carrying value of the subsidiary to its estimated fair value. We may be required to record additional impairment charges for these assets in the future, which could materially adversely affect our financial condition and results of operations. If the traded market price of our common stock declines, a material goodwill impairment charge in the future is possible.

Our internal controls over financial reporting are not adequate, and our independent auditors may not be able to later certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

Section 404 of Sarbanes-Oxley and the rules and regulations of the Securities Exchange Commission (the “Commission”) associated with Sarbanes-Oxley, which we refer to as Section 404, require a reporting company to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. Under Section 404 a reporting company is required to document and evaluate such internal controls in order to allow its management to report on, and its independent auditors to attest to, these controls. We are required to comply with Section 404 not later than our fiscal year ending December 2007. We are currently evaluating our strategy to begin performing the system and process documentation, evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404 We have concluded that our disclosure controls and procedures, and our financial reporting controls, are currently ineffective. Further, in the course of our ongoing evaluation, we may identify additional areas of our internal controls requiring improvement, and plan to design enhanced processes and controls to address issues that might be identified through this review. As a result, we expect to incur additional expenses and diversion of management's time. We cannot be certain as to the timing of completion of our documentation, evaluation, testing and remediation actions or the impact of the same on our operations, and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such actions could adversely affect our results of operations, cash flows and financial condition.

We have a history of losses and negative cash flows from operations, and we anticipate such losses and negative cash flows will continue.

We have incurred significant losses since inception, and we anticipate continuing to incur significant losses. Our net loss for the fiscal years ended December 31, 2006 and 2005 was approximately $41.2 million and $28.3 million, respectively. Our net cash used for operating activities for these same periods was approximately $12.4 million and $20.0 million, respectively. As of December 31, 2006, our accumulated deficit was approximately $76.0 million. Our revenues may not grow or even continue at their current level. We will need to significantly increase our revenues and gross margins to become profitable. In order to increase our revenues, we need to attract and maintain customers to increase the fees we collect for our services. If our revenues do not increase as much as we expect, we may never be profitable. Even if our revenues increase, if we are unable to generate sufficiently profitable margins on these revenues, we may never be profitable. If we become profitable, we may not be able to sustain or increase profitability.

We have a limited operating history upon which you can evaluate us.

We have only a limited operating history upon which you can evaluate our business and prospects. We commenced operations of our current business in 2004, and the majority of our operations are comprised of businesses we acquired in 2005. You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market for Internet protocol (IP) communications services. These risks include our ability:

•	To successfully integrate our recent acquisitions;

•	To increase acceptance of our VoIP communications services, thereby increasing the number of users of our IP telephony services;

•	To compete effectively; and

•	To develop new products and keep pace with developing technology.

In addition, because we expect an increasing percentage of our revenues to be derived from our IP communications services, our past operating results may not be indicative of our future results.

We may not be able to expand our revenue base and achieve profitability.

Our business strategy is to expand our revenue sources by providing IP communications services to several different customer groups. We can neither assure you that we will be able to accomplish this nor that this strategy will be profitable. Approximately 39% of our consolidated revenues for the year ended December 31, 2006 were derived from one customer, and our gross margins for these revenues were negative. Currently, our revenues are generated by providing termination services for other carriers and end users, and from the sales of retail VoIP services to consumers. These services have not been profitable to date and may not be profitable in the future.

In the future, we intend to generate increased revenues from IP communications services from multiple sources, many of which are unproven. We expect that our revenues for the foreseeable future will be dependent on, among other factors:

•	Acceptance and use of IP telephony;

•	Growth in the number of our customers;

•	Expansion of service offerings;

•	Traffic levels on our network;

•	The effect of competition, regulatory environment, international long distance rates, and access and transmission costs on our prices; and

•	Continued improvement of our global network quality.

We cannot assure you that a market for our services will develop. Our market is new and rapidly evolving. Our ability to sell our services may be inhibited by, among other factors, the reluctance of some end-users to switch from traditional communications carriers to IP communications carriers and by concerns with the quality of IP telephony and the adequacy of security in the exchange of information over the Internet, and the reluctance of our resellers and service providers to utilize outsourced solutions providers.

End-users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers such as us. We will need to devote substantial resources to educate customers and end-users about the benefits of IP communications solutions in general and our services in particular. If enterprises and their customers do not accept our enhanced IP communications services as a means of sending and receiving communications, we will not be able to increase our number of paid users or successfully generate revenues in the future.

Potential fluctuations in our quarterly financial results may make it difficult for investors to predict our future performance.

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control.

Such factors also may create other risks affecting our long-term success, as discussed in the other risk factors. We believe that quarter-to-quarter comparisons of our historical operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of our future operating results.

Our network may not be able to accommodate our capacity needs.

We expect the volume of traffic we carry over our network to increase significantly as we expand our operations and service offerings. Our network may not be able to accommodate this additional volume. In order to ensure that we are able to handle additional traffic, we may have to enter into long-term agreements for leased capacity. To the extent that we overestimate our capacity needs, we may be obligated to pay for more transmission capacity than we actually use, resulting in costs without corresponding revenues. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity from more expensive sources. If we are unable to maintain sufficient capacity to meet the needs of our users, our reputation could be damaged and we could lose customers and revenues.

Additionally, our success depends on our ability to handle a large number of simultaneous calls. We expect that the volume of simultaneous calls will increase significantly as we expand our operations. If this occurs, additional stress will be placed upon the network hardware and software that manages our traffic. We cannot assure stockholders of our ability to efficiently manage a large number of simultaneous calls. If we are not able to maintain an appropriate level of operating performance, or if our service is disrupted, then we may develop a negative reputation and our business, results of operations, and financial condition could be materially adversely affected.

We may be unsuccessful selecting the most economical call routing.

We rely on vendors to terminate calls. Vendor charges for these services vary by call route, and costs between vendors for the same routes vary. Because of the heavy volume of calls handled by our network, automation of the call routing to the “least-cost” vendor for each route is typically required to generate a positive gross margin. We are currently developing such automation, but we may not be successful in its implementation or further maintenance, which would adversely affect our financial performance.

We face a risk of failure of computer and communications systems used in our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications systems as well as those that connect to our network. We maintain communications systems (also referred to as network access points) in facilities in Orlando, Atlanta, New York, Dallas, and Los Angeles. Our systems and those that connect to our network are subject to disruption from natural disasters or other sources such as power loss, communications failure, hardware or software malfunction, network failures, and other events both within and beyond our control. Any system interruptions that cause our services to be unavailable, including significant or lengthy telephone network failures or difficulties for users in communicating through our network or portal, could damage our reputation and result in a loss of users.

Our computer systems and operations may be vulnerable to security breaches.

Our computer infrastructure is potentially vulnerable to physical or electronic computer viruses, break-ins and similar disruptive problems and security breaches that could cause interruptions, delays or loss of services to our users. We believe that the secure transmission of confidential information, such as credit card numbers, over the Internet is essential in maintaining user confidence in our services. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new technologies or other developments could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Although we have experienced no security breaches to date of which we are aware, we cannot guarantee you that our security measures will prevent security breaches.

Online credit card fraud can harm our business.

The sale of our products and services over the Internet exposes us to credit card fraud risks. Some of our products and services can be ordered or established (in the case of new accounts) over the Internet using a major credit card for payment. As is prevalent in retail telecommunications and Internet services industries, we are exposed to the risk that some of these credit card accounts are stolen or otherwise fraudulently obtained. In general, we are not able to recover fraudulent credit card charges from such accounts. In addition to the loss of revenue from such fraudulent credit card use, we also remain liable to third parties whose products or services are engaged by us (such as termination fees due telecommunications providers) in connection with the services which we provide. In addition, depending upon the level of credit card fraud we experience, we may become ineligible to accept the credit cards of certain issuers. We are currently authorized to accept American Express, Visa, MasterCard, and Discover. The loss of eligibility for acceptance of credit cards could significantly and adversely affect our business. We will attempt to manage fraud risks through our internal controls and our monitoring and blocking systems. If those efforts are not successful, fraud could cause our revenue to decline significantly and our business, financial condition and results of operations to be materially and adversely affected.

We depend on highly qualified technical and managerial personnel.

Our future success also depends on our continuing ability to attract, retain and motivate highly qualified technical expertise and managerial personnel necessary to operate our businesses. We may need to give retention bonuses and stock incentives to certain employees to keep them, which can be costly to us. The loss of the services of members of our management team or other key personnel could harm our business. Our future success depends to a significant extent on the continued service of key management, client service, product development, sales and technical personnel. We do not maintain key person life insurance on any of our executive officers and do not intend to purchase any in the future. Although we generally enter into non-competition agreements with our key employees, our business could be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us.

We may be unable to attract, assimilate or retain highly qualified technical and managerial personnel in the future. Wages for managerial and technical employees are increasing and are expected to continue to increase in the future. We may have difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we were unable to attract and retain the technical and managerial personnel necessary to support and grow our businesses, our businesses would likely be materially and adversely affected.

International operations may expose us to additional and unpredictable risks.

We may enter international markets such as Eastern Europe, the Middle East, Latin America, Africa and Asia and may expand our existing operations outside the United States. International operations are subject to inherent risks, including:

•	Potentially weaker protection of intellectual property rights;

•	Political and economic instability;

•	Unexpected changes in regulations and tariffs;

•	Fluctuations in exchange rates;

•	Varying tax consequences; and

•	Uncertain market acceptance and difficulties in marketing efforts due to language and cultural differences.

Our entry into new lines of business, as well as potential future acquisitions, joint ventures or strategic transactions, entail numerous risks and uncertainties that could have an adverse effect on our business.

We may enter into new or different lines of business, as determined by management and our board of directors. Our acquisitions, as well as any future acquisitions or joint ventures, could result, and in some instances have resulted, in numerous risks and uncertainties including:

•
Potentially dilutive issuances of equity securities, which may be issued at the time of the transaction or in the future if certain performance or other criteria are met or not met, as the case may be. These securities may be freely tradable in the public market or subject to registration rights which could require us to publicly register a large amount of our common stock, which could have a material adverse effect on our stock price;

•	Diversion of management's attention and resources from our existing businesses;

•	Significant write-offs if we determine that the business acquisition does not fit or perform up to expectations;

•	The incurrence of debt and contingent liabilities or impairment charges related to goodwill and other long-lived assets;

•	Difficulties in the assimilation of operations, personnel, technologies, products and information systems of the acquired companies;

•	Regulatory and tax risks relating to the new or acquired business;

•	The risks of entering geographic and business markets in which we have limited (or no) prior experience;

•	The risk that the acquired business will not perform as expected; and

•	Material decreases in short-term or long-term liquidity.

RISKS RELATED TO OUR INDUSTRY

Our future success depends on the growth in the use of Internet Protocol as a means of communications.

If the market for IP communications in general, and our services in particular, does not grow or does not grow at the rate we anticipate, we will not be able to increase our number of customers or generate the revenues we anticipate. To be successful, IP communication requires validation as an effective, quality means of communication and as a viable alternative to traditional telephone service. Demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional telephone service for reasons including:

•	Inconsistent quality or speed of service;

•	Traffic congestion;

•	Potentially inadequate development of the necessary infrastructure;

•	Lack of acceptable security technologies;

•	Lack of timely development and commercialization of performance improvements; and

•	Unavailability of cost-effective, high-speed access.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our communications portal and our services, could be adversely affected.

Intense competition could reduce our market share and harm our financial performance.

Competition in the market for IP communications services is becoming increasingly intense, and such competition is expected to increase significantly in the future. The market for Internet and IP communications is new and rapidly evolving. We expect that competition from companies both in the Internet and telecommunications industries will increase in the future. Our competitors include both start-up IP telephony service providers and established traditional communications providers. Many of our existing competitors and potential competitors have broader portfolios of services; greater financial, management and operational resources; greater brand-name recognition; larger subscriber bases; and more experience than we have. In addition, many of our IP telephony competitors use the public Internet instead of a private network to transmit traffic. Operating and capital costs of these providers may be less than ours, potentially giving them a competitive advantage over us in terms of pricing. We also compete against discount telecommunications services including prepaid calling cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, focusing on instant messaging, PC-to-PC and PC-to-phone, and/or broadband phone services.

In addition, traditional carriers, cable companies and satellite television providers are bundling services and products not offered by us with Internet telephony services. While this provides us with the opportunity to offer these companies our products and services as a way for them to offer Internet telephony services, it also introduces the risk that they will introduce these services on their own utilizing other options while at the same time making it more difficult for us to compete against them with direct-to-consumer offerings of our own. If we are unable to provide competitive service offerings, we may lose existing users and be unable to attract additional users. In addition, many of our competitors, especially traditional carriers, enjoy economies of scale that result in a lower cost structure for transmission and related costs, which cause significant pricing pressures within the industry. In order to remain competitive we intend to increase our efforts to promote our services, and we cannot be sure that we will be successful in doing this.

In addition to these competitive factors, recent and pending deregulation in some of our markets may encourage new entrants. We cannot assure you that additional competitors will not enter markets that we plan to serve or that we will be able to compete effectively.

Decreasing telecommunications rates may diminish our revenues and profitability.

International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate that rates will continue to be reduced in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. In addition, our ability to market our carrier transmission services to telecommunications carriers depends upon the existence of spreads between the rates offered by us and the rates offered by traditional telecommunications carriers, as well as a spread between the retail and wholesale rates charged by the carriers from which we obtain wholesale service. Continued rate decreases will require us to lower our rates to remain competitive, could reduce our revenues, and reduce or possibly eliminate our gross profit from our carrier transmission services. If telecommunications rates continue to decline, we may lose users for our services.

We may not be able to keep pace with rapid technological changes in the communications industry.

Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet developed for the technologies we use. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete. To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. We may need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies.

Third parties might infringe upon our proprietary technology, and we could be deemed to have infringed upon others' proprietary technology.

We cannot assure you that the steps we have taken to protect our intellectual property rights will prevent misappropriation of our proprietary technology. To protect our rights to our intellectual property, we rely on a combination of trademark and trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. In addition, given the growing level of VoIP-related patents and related patent litigation, we could be deemed to have infringed on the patent rights of others, which could also result in the expenditure of significant financial and managerial resources, and which, if we are unsuccessful in defending, could result in significant damage awards.

If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, some of our products may become obsolete.

From time to time, we may be required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party licenses required in our current products, or to obtain any new third-party licenses to develop new products and product enhancements, could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products. We currently license third party technology for products acquired through the WQN acquisition.

Government regulation and legal uncertainties relating to IP telephony could harm our business.

Historically, voice communications services have been provided by regulated telecommunications common carriers. We offer voice communications to the public for international and domestic calls using IP telephony. Based on specific regulatory classifications and recent regulatory decisions, we believe we qualify for certain exemptions from telecommunications common carrier regulation in many of our markets. However, the growth of IP telephony has led to close examination of its regulatory treatment in many jurisdictions, making the legal status of our services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate. Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as ours to provide services or to increase the cost of providing such services. In addition, our services may be subject to regulation if regulators distinguish phone-to-phone telephony service using IP technologies over privately-managed networks such as our services from integrated PC-to-PC and PC-originated voice services over the Internet. Some regulators may decide to treat the former as regulated common carrier services and the latter as unregulated enhanced or information services. Application of new regulatory restrictions or requirements to us could increase our costs of doing business and prevent us from delivering our services through our current arrangements. In such event, we would consider a variety of alternative arrangements for providing our services, including obtaining appropriate regulatory authorizations for our local network partners or ourselves, changing our service arrangements for a particular country or limiting our service offerings. Such regulations could limit our service offerings, raise our costs and restrict our pricing flexibility, and potentially limit our ability to compete effectively. Further, regulations and laws which affect the growth of the Internet could hinder our ability to provide our services over the Internet.

Recent regulatory enactments by the FCC will require us to provide enhanced Emergency 911 dialing capabilities to our subscribers as part of our standard VoIP services and to comply with certain notification requirements with respect to such capabilities. These requirements will result in increased costs and risks associated with the delivery of our VoIP services. Even assuming our full compliance with Emergency 911 requirements, such compliance and our efforts to achieve such compliance will increase our cost of doing business in the VoIP arena and may adversely affect our ability to deliver our VoIP telephony services to new and existing customers in all geographic regions.

Our products must comply with industry standards, FCC regulations, state, country-specific and international regulations, and changes may require us to modify existing products.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the Federal Communications Commission (FCC) regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our IP telephony products, which would have a material adverse effect on our business, financial condition and operating results.

Terrorist attacks, hostilities or other sustained military campaigns may adversely impact the industry and us.

The terrorist attacks that took place in the United States on September 11, 2001, were unprecedented events that have created many economic and political uncertainties, some of which may materially adversely impact us. The long-term impact that terrorist attacks and the threat of terrorist attacks may have on the telecommunications industry is not known at this time. Uncertainty surrounding future hostilities both in the United States and abroad may adversely impact us in unpredictable ways.

RISKS RELATED TO OUR STOCK

Because many of our current financing agreements contain “favored nations” clauses, future securities issuances at prices below contractual thresholds may trigger price ratchets that could decrease the exercise price or conversion rate of our existing convertible debt and warrants, significantly diluting existing shareholders.

Many of our existing convertible debt and warrant agreements contain “favored nations” clauses, whereby their related conversion or exercise prices automatically ratchet downward to match potentially more favorable terms issued to new security holders. This has the effect of increasing the number of our common shares issuable upon the assumed conversion or exercise of our existing convertible debt and warrants. Existing conversion or exercise prices related to financing agreements with favored nations clauses have been reduced to as low as $0.18 per share. If future issuances of securities are made at conversion or exercise prices with terms more favorable than this, existing shareholders could be significantly diluted.

Our stock price has been and may continue to be volatile.

The market for technology stocks in general and our common stock in particular, has been and will likely continue to be extremely volatile. The following factors could cause the market price of our common stock to fluctuate significantly:

•	The addition or loss of any major customer;

•	Changes in the financial condition or anticipated capital expenditure purchases of any existing or potential major customer;

•	Quarterly variations in our operating results;

•	Changes in financial estimates by securities analysts;

•	Speculation in the press or investment community;

•	Announcements by us or our competitors of significant contracts, new products or acquisitions, distribution partnerships, joint ventures, or capital commitments;

•	Sales of common stock or other securities by us or by our shareholders in the future;

•	Securities and other litigation;

•	Announcement of a stock split, reverse stock split, stock dividend, or similar event;

•	Economic conditions for the telecommunications, networking, and related industries; and

•	Economic instability.

We do not expect to pay dividends.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain profits, if any, to fund growth and expansion.

We do not have sufficient authorized or registered shares, and future common stock dilution is likely.

Our authorized shares of stock consist of 400,000,000 shares of common stock. As of May 1, 2007, 142.1 million common shares were issued and outstanding, and approximately 163.7 million additional shares are currently issuable upon the conversion of all convertible debt, and the exercise of all options and warrants. We are also obligated to issue 54.1 million shares under various agreements, including penalty shares for nonregistration of securities. We are also required to reserve an additional 84.8 million common shares under our various financing agreements and stock option plans. We will need to seek future shareholder approval of additional common shares to meet these obligations. If such approval is not obtained, we will be unable to satisfy all of the contractual obligations we have undertaken to issue and reserve future shares of common stock. Also, if significant numbers of additional common shares are issued as allowed for above or in conjunction with new financing, our current shareholders would experience significant dilution of their ownership, and our stock price per share could decline substantially. The following table specifies as of May 1, 2007, for each listed obligation, the common shares issuable upon the conversion of all convertible debt and the exercise of all options and warrants, additional reservation requirements, and planned common share issuances upon approval of our proposed increase in our authorized common shares.

	Additional Common Stock Outstanding				Additional Reservation			Current	Minimim Total Additional
	Upon Conversion/Exercise [1]				Requirements [2]			Obligations	Authorized
	Convertible				Convertible			To Issue	Shares
	Notes	Warrants	Options	Subtotal	Notes	Options	Subotal	Shares [3]	Required

May 2005 private placement	-	2,571,970	-	2,571,970	-	-	-	1,270,219	3,842,189
July and October 2005
convertible notes and warrants	2,714,130	3,713,542	-	6,427,672	12,798,060	-	12,798,060	10,083,930	29,309,662
January and February 2006
convertible notes and warrants	42,154,246	9,074,104	-	51,228,350	9,663,863	-	9,663,863	6,165,068	67,057,281
November 2005 financing
agreement	-	2,225,000	-	2,225,000	-	-	-	11,125,000	13,350,000
WQN, Inc.	-	-	-	-	-	-	-	-	-
October 06 convertible notes
and warrants	16,143,750	10,378,125	-	26,521,875	16,143,750	-	16,143,750	-	42,665,625
Feb 07 Cedar convertible notes	8,710,951	-	-	8,710,951	8,710,951		8,710,951	-	17,421,902
Feb/Apr 07 convertible notes	23,452,724	21,528,991	-	44,981,715	23,452,724		23,452,724	-	68,434,439
Nov/Dec 06 & Jan 07 bridge notes	-	2,410,995	-	2,410,995	-	-	-	-	2,410,995
2004 Stock Option Plan	-	-	-	-	-	4,000,000	4,000,000	-	4,000,000
2006 Stock Option Plan	-	-	-	-	-	10,000,000	10,000,000	-	10,000,000
Securities owned by consulting
and other professional firms	-	4,349,327	1,972,313	6,321,640	-		-	1,660,606	7,982,246
Current and former officer and
employee securities [4]	-	6,800,000	1,562,500	8,362,500	-	-	-	23,798,235	32,160,735
Securities owned by or owed to
shareholders	-	3,892,385	-	3,892,385	-	-	-	-	3,892,385

Totals	93,175,801	66,944,439	3,534,813	163,655,053	70,769,348	14,000,000	84,769,348	54,103,058	302,527,459

[1] These columns represent common shares issuable upon the hypothetical conversion of outstanding convertible debt, and the exercise of all outstanding warrants and options.

[2] These columns represent contractual requirements to reserve specified or computed numbers of common shares from our authorized capital, in addition to the conversion/exercise amounts referred to in footnote 1.

[3] These are common shares that are contractually owing to various individuals or firms.

4 In addition, our Chief Executive Officer and Chief Operating Officer may receive additional options sufficient to maintain their common share ownership at 5% and 8%, respectively.

DETERMINATION OF OFFERING PRICE

The selling shareholders may sell the common shares issued to them from time-to-time at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

USE OF PROCEEDS

  We will not receive any of the proceeds from the reoffer and resale of the shares of common stock by the selling stockholders. We will however receive proceeds from the exercise of options granted under our 2006 Equity Incentive Plan. Such proceeds will be used for working capital purposes.

SELLING STOCKHOLDERS

The selling shareholders named in this prospectus (the "Selling Shareholders") are offering 33,450,000 of the shares offered through this prospectus.

The following table provides, as of April 30, 2007, except as otherwise noted, information regarding the beneficial ownership of our common shares held by each of the selling shareholders, including:

1.	the number of common shares owned by each selling shareholder prior to this offering;

2.	the total number of common shares that are to be offered by each selling shareholder;

3.	the total number of common shares that will be owned by each selling shareholder upon completion of the offering;

4.	the percentage owned by each selling shareholder; and

5.	the identity of the beneficial holder of any entity that owns the common shares.

Information with respect to beneficial ownership is based upon information obtained from the selling shareholders. Information with respect to "Shares Beneficially Owned Prior to the Offering" includes the shares issuable upon exercise of the stock options held by the selling shareholders to the extent these options are exercisable within 60 days of April 30, 2007. Information with respect to "Shares Beneficially Owned After Completion of the Offering" assumes the sale of all of the common shares offered by this prospectus and no other purchases or sales of our common shares by the selling shareholders. Except as described below and to our knowledge, the named selling shareholder beneficially owns and has sole voting and investment power over all common shares or rights to these common shares.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned at April 30, 2007 (1)	Number of Shares of Common Stock to be Offered for Resale	Number of Shares of Common Stock / Percentage to be Owned After Completion of the Offering

Anthony Cataldo (4)(7)	0	10,000,000	0 / *
Shawn Lewis (4)(5)(7)	7,035,857	10,000,000	7,035,857 / 5.0%
Nicholas A. Iannuzzi, Jr. (4)	607,355	300,000	307,355 / *
Stuart Kosh (2)(4)	3,268,750	300,000	2,968,750 / 2.1%
Gary Post (3)(4)(9)	3,900,000	850,000	3,600,000 / 2.5%
Robert Staats (4)(6)(8)	253,125	2,000,000	253,125 / *

* Less than one percent.

(1)
We have issued and outstanding 143,757,172 shares of common stock; and a total of 400,000,000 common shares are authorized. Additional issuances of common stock resulting from the exercise of options and/or warrants and/or the conversion of debt are subject to the authorized limit.

(2)
Beneficial ownership at December 31, 2006 consists of (a) 1,962,500 shares of common stock; (b) currently exercisable options to purchase 156,250 shares of common stock; and (c) warrants to purchase 850,000 shares of common stock.

(3)	Beneficial ownership at December 31, 2006 consists of 600,000 shares of common stock and warrants to purchase 3,000,000 shares of common stock.

(4)
Messrs. Iannuzzi, Kosh, Cataldo and Post are members of our board of directors. Mr. Post was also our chief executive officer until September, 2006. Mr. Cataldo is our chief executive officer, Mr. Lewis is our chief operating officer and Chief Technology Officer, and Mr. Staats is our Chief Accounting Officer.

(5)	Consists of 7,035,857 shares of common stock.

(6)	Consists of warrants to purchase 150,000 shares of common stock and currently exercisable options to purchase 103,125 shares of common stock.

(7)
As previously disclosed, on September 14, 2006 and on May 4, 2007, we entered into employment agreements or amendments with Anthony J. Cataldo, our Chairman and Chief Executive Officer, and Shawn Lewis, our Chief Operating and Technology Officer. These agreements as amended provide for, among other things, the award of 10,000,000 shares of our common stock each to Messrs. Cataldo and Lewis, with cost free piggyback registration rights. Messrs. Cataldo and Lewis are also to receive sufficient additional common shares to assure that they have the right to maintain a minimum of 5% and 8% beneficial ownership, respectively, of our fully diluted (issued, options, warrants, and all preferred conversions) common stock.

(8)
As previously disclosed, on May 4, 2007 we executed an amendment to the employment agreement with Robert Staats, our Chief Accounting Officer. This amendment provided for, among other things, the issuance of a stock grant for 2,000,000 common shares to Mr. Staats.

(9)
On May 3, 2007, we entered into a consulting agreement with Gary Post to provide litigation support services. This agreement provided for, among other things, the award of 550,000 shares of common stock, par value $0.001, to Mr. Post.

Since our company does not currently meet the registrant requirements for use of Form S-3, the amount of common shares which may be resold by means of this reoffer prospectus by each of the selling stockholders, and any other person with whom he or she is acting in concert for the purpose of selling securities of our company, must not exceed, in any three month period, the amount specified in Rule 144(e) promulgated under the Securities Act.

PLAN OF DISTRIBUTION

Subject to the foregoing, the selling stockholders may offer and sell the shares covered by this prospectus at various times. The selling stockholders will act independently of our company in making decisions with respect to the timing, manner and size of each sale.

No Known Agreements to Resell the Shares

To our knowledge, no selling stockholder has any agreement or understanding, directly or indirectly, with any person to resell the common shares covered by this prospectus.

Offering Price

The sales price offered by the selling stockholders to the public may be:

1.	the market price prevailing at the time of sale;

2.	a price related to such prevailing market price; or

3.	such other price as the selling shareholders determine from time to time.

Manner of Sale

The common shares may be sold by means of one or more of the following methods:

1.	a block trade in which the broker-dealer so engaged will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2.	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

3.	ordinary brokerage transactions in which the broker solicits purchasers;

4.	through options, swaps or derivatives;

5.	in transactions to cover short sales;

6.	privately negotiated transactions; or

7.	in a combination of any of the above methods.

The selling shareholders may sell their common shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their common shares. Brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling shareholders, or, if any such broker-dealer acts as agent for the purchaser of common shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.

Broker-dealers may agree with a selling shareholder to sell a specified number of common shares at a stipulated price per common share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling shareholder, to purchase as principal any unsold common shares at the price required to fulfill the broker-dealer commitment to the selling shareholder.

Broker-dealers who acquire common shares as principal may thereafter resell the common shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the common shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our selling shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker-dealers acting as underwriters.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

The selling shareholders must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. In particular we will advise the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.

Accordingly, during such times as a selling shareholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, the selling shareholder must comply with applicable law and, among other things:

1.	may not engage in any stabilization activities in connection with our common stock;

2.	may not cover short sales by purchasing shares while the distribution is taking place; and

3.	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Penny Stock Rules

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "institutional accredited investors." The term "institutional accredited investor" refers generally to those accredited investors who are not natural persons and fall into one of the categories of accredited investor specified in subparagraphs (1), (2), (3), (7) or (8) of Rule 501 of Regulation D promulgated under the Securities Act, including institutions with assets in excess of $5,000,000.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form required by the Securities and Exchange Commission, obtain from the customer a signed and dated acknowledgement of receipt of the disclosure document and to wait two business days before effecting the transaction. The risk disclosure document provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.

The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

State Securities Laws

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock. These expenses are estimated to be $15,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the shares of common stock offered hereby have been passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or persons controlling the Company, we have been advised that it is the SEC's opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-8, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares that may be sold pursuant to the prospectus, we refer you to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the SEC's public reference room at 100 Fifth Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Commission filings are also available at the SEC's web site at www.sec.gov or at our web site at www.voipinc.com.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents filed by VoIP, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) are incorporated by reference in this Registration Statement:

(a)	The Company's annual report on Form 10-K for the fiscal year ended December 31, 2006 filed pursuant to Section 13 of the Exchange Act on April 2, 2007;

(b)	The Company's current report on Form 8-K, as filed with the Commission on January 9, 2007;

(c)	The Company's current report on Form 8-K, as filed with the Commission on January 10, 2007;

(d)	The Company's current report on Form 8-K, as filed with the Commission on January 11, 2007;

(e)	The Company's current report on Form 8-K, as filed with the Commission on January 29, 2007;

(f)	The Company's current report on Form 8-K, as filed with the Commission on February 1, 2007;

(g)	The Company's current reports on Form 8-K, as filed with the Commission on February 2, 2007;

(h)	The Company's current reports on Form 8-K, as filed with the Commission on February 23, 2007;

(i)	The Company's current report on Form 8-K, as filed with the Commission on March 13, 2007;

(j)	The Company's current report on Form 8-K, as filed with the Commission on March 19, 2007;

(k)	The Company's current report on Form 8-K, as filed with the Commission on March 29, 2007;

(l)	The Company's current report on Form 8-K, as filed with the Commission on April 12, 2007;

(m)	The Company's current report on Form 8-K, as filed with the Commission on April 30, 2007;

(m)	The Company's current report on Form 8-K, as filed with the Commission on May 10, 2007;

(n)	The Company's current report on Form 8-K, as filed with the Commission on May 11, 2007,

(o)	The Company's Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, as filed with the Commission on February 12, 2007; and

(p)	The description of the Company's common stock contained in the Registration Statement on Form SB-2 filed August 27, 2001 and Form SB-2/A filed February 7, 2002.

All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated by reference into this Registration Statement and to be a part thereof from the date of the filing of such documents. Any statement contained in the documents incorporated, or deemed to be incorporated, by reference herein or therein shall be deemed to be modified or superseded for purposes of this Registration Statement and the prospectus which is a part hereof (the "Prospectus") to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement and the Prospectus.

You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing or telephoning us at the following address:

Robert Staats
Chief Accounting Officer
151 So. Wymore Road, Suite 3000
Altamonte Springs, FL 32714
Telephone Number: (407) 389-3232

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

No expert or counsel named in this Registration Statement as having prepared or certified any part of this Registration Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Registrant, nor was any such person connected with the Registrant as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Item 6. Indemnification of Directors and Officers

The Company's Articles of Incorporation provide that no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

Pursuant to the Texas Business Corporation Act (the "Act"), every Texas corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

The Company's Articles of Incorporation and Bylaws contain provisions authorizing it to indemnify its officers and directors to the fullest extent permitted by the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) that may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8. Exhibits

Exhibit No.	Description

4.1	Employment Agreement effective September 14, 2006 with Mr. Anthony Cataldo (1)

4.2	Second Amendment effective September 14, 2006 to Employment Agreement with Mr. Shawn Lewis (1)

4.3	Employment Agreement effective May 17, 2006 with Mr. Robert Staats (2)

4.4	Amendment to Employment Agreement Between VoIP, Inc. and Robert Staats, dated May 4, 2007

4.5	Amendment to Employment Agreement Between VoIP, Inc. and Anthony Cataldo, dated May 4, 2007

4.6	Third Amendment to Employment Agreement Between VoIP, Inc. and Shawn Lewis, dated May 4, 2007

4.7	Consulting Agreement with Yenny Herman

4.8	Consulting Agreement with Gary Post

4.9	VoIP, Inc. 2006 Equity Incentive Plan (3)

4.10	VoIP, Inc. Stock Grant Plan

5.1	Opinion of Sichenzia Ross Friedman Ference LLP

23.1	Consent of Berkovits, Lago & Company, LLP, Certified Public Accountants

23.2	Consent of Moore Stephens Lovelace, P.A., Certified Public Accountants

23.3	Consent of Sichenzia Ross Friedman Ference LLP (filed as part of Exhibit 5.1)

24.1	Power of Attorney (see signature page)

(1)	Filed as an exhibit to Form 10-Q filed November 17, 2006 and incorporated herein by reference.

(2)	Filed as an exhibit to Form 8-K filed May 25, 2006 and incorporated herein by reference.

(3)	Filed with the Registrant’s Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, as filed with the Commission on February 12, 2007 and incorporated herein by reference.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided however, that: paragraphs (1)(i) and (1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Altamonte Springs, State of Florida on May 11, 2007.

VoIP, Inc

By:	/s/ Anthony J. Cataldo
Anthony J. Cataldo, Chairman and Chief Executive Officer

 POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Cataldo as his attorney-in-fact, with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anthony J. Cataldo	Chairman of the Board of	May 11, 2007
Anthony Cataldo	Directors and Chief Executive Officer

/s/ Robert Staats	Chief Accounting Officer	May 11, 2007
Robert Staats

/s/ Gary Post	Director	May 11, 2007
Gary Post

/s/ Nicholas A. Iannuzzi, Jr.	Director	May 11, 2007
Nicholas A. Iannuzzi, Jr.

/s/ Stuart Kosh	Director	May 11, 2007
Stuart Kosh

INDEX TO EXHIBITS

Exhibit No.	Description

4.1	Employment Agreement effective September 14, 2006 with Mr. Anthony Cataldo (1)

4.2	Second Amendment effective September 14, 2006 to Employment Agreement with Mr. Shawn Lewis (1)

4.3	Employment Agreement effective May 17, 2006 with Mr. Robert Staats (2)

4.4	Amendment to Employment Agreement Between VoIP, Inc. and Robert Staats, dated May 4, 2007

4.5	Amendment to Employment Agreement Between VoIP, Inc. and Anthony Cataldo, dated May 4, 2007

4.6	Third Amendment to Employment Agreement Between VoIP, Inc. and Shawn Lewis, dated May 4, 2007

4.7	Consulting Agreement with Yenny Herman

4.8	Consulting Agreement with Gary Post

4.9	VoIP, Inc. 2006 Equity Incentive Plan (3)

4.10	VoIP, Inc. Stock Grant Plan

5.1	Opinion of Sichenzia Ross Friedman Ference LLP

23.1	Consent of Berkovits, Lago & Company, LLP, Certified Public Accountants

23.2	Consent of Moore Stephens Lovelace, P.A., Certified Public Accountants

23.3	Consent of Sichenzia Ross Friedman Ference LLP (filed as part of Exhibit 5.1)

24.1	Power of Attorney (see signature page)

(1)	Filed as an exhibit to Form 10-Q filed November 17, 2006.

(2)	Filed as an exhibit to Form 8-K filed May 25, 2006.

(3)	Filed with the Registrant’s Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, as filed with the Commission on February 12, 2007.